HAMPTON INDUSTRIES, INC.
NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

(Information as of September 28, 1996 and September 30, 1995 is unaudited.)

1.  BASIS OF PRESENTATION

     The consolidated balance sheets as of September 28, 1996 and September 30, 1995 and the consolidated statements of operations for the thirty-nine and thirteen-week periods then ended have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at September 28, 1996 and for all periods presented have been made.

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and notes thereto included in the Company's December 30, 1995 annual report to shareholders. The results of operations for the period ended September 28, 1996 are not necessarily indicative of the operating results for the full year.

     Certain reclassifications have been made to the comparative period consolidated financial statements to conform to classifications used at September 28, 1996.

2.  INVENTORIES

     Inventories consist of the following:
                       September 28,  September 30,  December 30,
                           1996           1995          1995
Finished goods          $31,442,490    $49,203,729   $37,092,349
Work-in-process           4,061,318      7,355,758     4,041,951
Piece goods               4,791,825      6,723,269     4,118,109
Supplies and other          906,316      1,351,773     1,062,522
                        -----------    -----------   -----------
                        $41,201,949    $64,634,529   $46,314,931
                        ===========    ===========   ===========

    Inventories are stated at the lower-of-cost or market. Cost is determined primarily by the last-in, first-out method (LIFO). The LIFO method results in a better matching of cost and revenues. At September 28, 1996, September 30, 1995, and December 30, 1995, inventories at LIFO were approximately $6,464,000, $6,633,000 and $5,084,000 lower, respectively, than they would have been had the first-in, first-out method of determining cost been used. For the thirty-nine and thirteen weeks ending September 28, 1996 the LIFO valuation method had the approximate effect of decreasing net earnings by $851,000 ($.19 per share) and $121,000 ($.03 per share) respectively.
For the thirty-nine weeks ending September 30, 1995 the net loss was increased by $872,000 ($.19 per share). For the thirteen weeks ending the same date, net earnings were decreased by $343,000 ($.07 per share).

I-5

3.  OTHER CURRENT ASSETS

     Included in other current assets are estimated tax refunds of approximately $950,000 at September 28, 1996, $413,000 at
September 30, 1995 and $1,083,000 at December 30, 1995.

4.  BANK AGREEMENT

     On May 3, 1996, Hampton Industries, Inc. entered into a new credit facility ("New Facility") with BNY Financial Corporation, as Agent. The New Facility provides for a maximum line of credit of $100,000,000, which includes both direct loans and letters of credit. The initial proceeds of the New Facility were used to repay the outstanding indebtedness under the Company's previously existing bank line of credit.

     Availability under the New Facility is based on a formula of eligible accounts receivable and eligible inventory and provides for a seasonal overadvance of up to $23,000,000 within the $100,000,000 maximum line of credit. Direct borrowings bear interest at the London Interbank Offered Rate or the Prime Rate, at the option of the Company, plus the applicable margin (as defined in the New Facility). Borrowings are collateralized by accounts receivable, inventory and general intangibles of the Company and its subsidiaries. The New Facility expires in May 1999.

     The New Facility contains financial covenants, including but not limited to tangible net worth and interest coverage, and restricts fixed asset purchases. It does not allow for the payment of cash dividends. The Company is not required to maintain compensating balances, however, it is required to pay a fee of 1/4% of 1% per annum on the unused portion of the total facility plus certain other administrative costs.

5.  STOCK OPTIONS

     The Company has a non-qualified stock option plan ("The Plan"), under which it has reserved 363,000 shares of common stock. The Plan was adopted in 1992 and expires in 2002. The Plan is administered by a committee designated by the board of directors. Options granted to eligible employees are exercisable in increments of 20% annually.

     On May 30, 1996, options were granted for 279,500 shares exercisable at $4.50 per share, the fair market value on the date of grant. The options expire 61 months from the date of grant. The exercise price may be paid in cash, common stock of the company or a combination thereof. All of the options were outstanding at September 28, 1996, however, more are currently exercisable.

I-6

     The Company applies APB Opinion 25 and related
Interpretations in accounting for its stock options.
Accordingly, no compensation cost has been recognized for the foregoing options.  Had compensation cost for these options been determined using the Black-Scholes option-pricing model
described in FASB Statement 123, the Company would have recorded aggregate compensation expense of approximately $490,100 which would be expensed at the rate of 20% per annum over the option's vesting period.  The assumptions used in the option-pricing
model include a risk-free interest rate of 6.7%, expected life of 3 years and ten months and expected volatility of 39.25%.  The pro forma impact of following the provisions of FASB statement
123 on the Company's operations and income per share would
be as follows:
                                Thirty-Nine     Thirteen
                                Weeks Ended    Weeks Ended
                               September 28,  September 28,
                                   1996           1996
Net Income  - As Reported       $1,269,865     $2,717,726
            - Pro Forma         $1,235,192     $2,717,726

Net Income
 Per Common - As Reported          $.28           $.59
 Share
            - Pro Forma            $.27           $.59

     Net income per share has been calculated using the weighted average shares outstanding and the common stock equivalents during the periods.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     Over the past year the Company has implemented several programs that have had a positive impact on its operations. With an increasing amount of product being sourced in both the Caribbean basin, as well as, in lesser developed countries throughout the world, the Company has been able to reduce its excess domestic production capacity by closing several domestic production facilities. Contracts are negotiated in U. S. Dollars, which eliminates the exposure to foreign exchange currency risks.

     Several major customers have had significant programs with the Company which were extremely price sensitive. Due to the Company's establishment of specific goals which set a minimum profit margin to be achieved, a number of these programs have been discontinued.

     Branded apparel is generally imported and continues to grow in importance to the Company. The Company has also become the licensee for a line of men's loungewear by Ron Chereskin
Studios, as well as, expanded the Rawlings license to include boys and women's activewear. These new lines will not contribute to sales until 1997.

I-7

     The following table summarizes the operating data for the
periods indicated:
                                 Thirty-nine         Thirteen
                                 Weeks Ended        Weeks Ended
                               Sept 28, Sept 30,  Sept 28, Sept 30,
                                 1996     1995      1996     1995
Net Sales                       100.0%   100.0%    100.0%   100.0%
 Cost of products sold           78.1     81.4      76.0     80.8
 Selling, general and
  administrative                 18.6     17.4      13.9     12.7
 Equity in loss of
  unconsolidated
  affiliates                       -        -         -        -
 Provision for
  restructuring cost               -        .9        -        -
 Gain on sale of assets held
  for disposal                    (.7)      -         -        -
                                -----    -----     -----    -----
Operating income                  4.0       .3      10.2      7.1
 Interest                         2.2      2.2       2.0      2.2
                                -----    -----     -----    -----
Income (loss) before income
 tax benefit                      1.8     (1.9)      8.2      4.9
Income tax provision (benefit)     .7      (.4)      3.2      2.1
                                -----    -----     -----    -----
 Net Income (loss)                1.1%    (1.5)%     5.0%     2.7%

THIRTEEN WEEKS ENDED SEPTEMBER 28, 1996 AS COMPARED TO THE
THIRTEEN WEEKS ENDED SEPTEMBER 30, 1995

     Net sales decreased by 15.4% during the period. Dozens shipped declined by 7.2% which was offset by an 7.3% increase in average price per dozen. The "Nautica for Boys" and "Rawlings" line of branded apparel comprised a significant portion of the increase in average selling prices. The two lines represented 21.3% of the Company's sales for the period versus 14.2% in the prior year. In total sales, these lines sales increased by $2,402,000 for the period.

     Gross profit increased by $694,000 from the prior year. Gross profit margins for the current period increased from 19.2% to 24.0%. The increase in margins is attributable to the higher margins received on the branded apparel sales and the elimination of certain programs that had low gross margins.

     Operating expenses declined by $475,000 from the prior year in spite of higher royalty fees. The decreases in operating expenses are primarily related to wages and fringe benefits of terminated employees.

     The decrease in interest expense of $273,000 was due to lower average borrowings for the period.

I-8

THIRTY-NINE WEEKS ENDED SEPTEMBER 28, 1996 AS COMPARED TO
THE THIRTY-NINE WEEKS ENDED SEPTEMBER 30, 1995

     Net sales decreased by 10.7% during the period. Dozens shipped declined by 16.4% which was offset by a 6.9% increase in average price per dozen. The "Nautica for Boys" and "Rawlings" lines of branded apparel comprised a significant portion of the increase in the average selling prices. Also, these two lines combined for a total of 27.5% of the Company's sales for the current period versus 14.8% in the prior year. These lines had a sales increase of $12,654,000 for the period.

     Gross profit increased by $1,246,000 over the prior year. Gross profit margins for the period increased from 18.6% to 21.9%. The increase in margins is attributed to the higher margins received on the branded apparel sales and the elimination of certain programs that had low gross margins.

     Operating expenses declined by $1,159,000 from the prior year in spite of higher royalty fees. The decreases in operating expenses are primarily related to wages and fringe benefits of terminated employees.

     The decrease in interest expense of $397,000 was due to lower average borrowings for the period.

    For the thirty nine weeks ended September 30, 1995, restructuring costs of $1,211,000 attributable to the closing of two domestic manufacturing facilities were incurred. The restructuring reduced the work force by approximately 400 associates. This charge included both the expected cost of termination of employees and a non-cash charge of $610,000 to record certain assets at estimated realizable values. During the thirty nine weeks ended September 28, 1996, a gain on the sale of property held for sale of $796,000 was realized.

Liquidity and Capital Resources

    On May 3, 1996, Hampton Industries, Inc. entered into a new credit facility ("New Facility") with BNY Financial Corporation, as Agent. The New Facility provides for a maximum line of credit of $100,000,000, which includes both direct loans and letters of credit. The initial proceeds of the New Facility were used to repay the outstanding indebtedness under the Company's previously existing bank line of credit.

     Availability under the New Facility is based on a formula of eligible accounts receivable and eligible inventory and provides for a seasonal overadvance of up to $23,000,000 within the $100,000,000 maximum line of credit. Direct borrowings bear interest at the London Interbank Offered Rate or the Prime Rate, at the option of the Company, plus the applicable margin (as defined in the New Facility). Borrowings are collateralized by accounts receivable, inventory and general intangibles of the Company and its subsidiaries. The New Facility expires in May 1999.

I-9

     The New Facility contains financial covenants, including but not limited to tangible net worth and interest coverage, and restricts fixed asset purchases. It does not allow for the payment of cash dividends. The Company is not required to maintain compensating balances, however, it is required to pay a fee of 1/4% of 1% per annum on the unused portion of the total facility plus certain other administrative costs.

     Bank borrowings amounted to $29,428,000 at September 28, 1996 as compared to $58,850,000 on September 30, 1995 and $19,600,000 on December 30, 1995. Outstanding letters of credit amounted to $15,878,000 at September 28, 1996 as compared to $28,877,000 on September 30, 1995 and $27,465,000 on December
30, 1995.

     During the thirty-nine weeks ended September 30, 1995, inventories were growing at a substantial rate, $27,006,000 for the period as compared to a decrease of $3,733,000 for the current period. The growth in inventories in the prior period was financed primarily by an increase in bank debt. The current periods decrease in inventories combined with a smaller growth in accounts receivables resulted in the significantly lower bank borrowings. The lower growth in accounts receivable for the current period, as compared to last year is due to lower sales in the quarter and improved collections.

     Net cash used in operating activities significantly improved in the current nine month period versus the comparable period last year. Due to a lower level of domestic manufacturing activities, accounts payable have declined since December 30, 1995. As a result of the operating loss recorded for the year ending December 30,1995, there was no requirement to make substantial tax payments in the current period. In the prior period, payments for taxes amounted to $1,362,000 which related to operating profits reported for the year ending December 31, 1994. The reduction in the reserve for doubtful accounts and allowances relates to the write-off of old uncollectable accounts, collection of disputed amounts and a lower level of disputed amounts with customers.

     Investing activities include normal replacements of machinery and equipment and building improvements. Expenditures during the period have been financed from the proceeds of the sales of assets which were classified as held for resale relating to prior plant closings. There are no major expenditures planned for the remainder of 1996. The increase in other assets is primarily due to deferred financing costs related to the new credit facility and the cost of display fixtures used in department stores.

     Financing activities report the changes in bank borrowings and other debt which support inventory and accounts receivable levels and other investments.

     At September 28, 1996, the Company's working capital approximated $47,013,000 as compared to $50,990,000 in the prior year. The current ratio was 2.44 to 1 in the current period as compared to 1.81 to 1 in the prior year.

    The Company has a non-qualified stock option plan ("The Plan"), under which it has reserved 363,000 shares of common stock. The Plan was adopted in 1992 and expires in 2002. The Plan is administered by a committee designated by the board of directors. Options granted to eligible employees are exercisable in increments of 20% annually.

I-10

     On May 30, 1996, options were granted for 279,500 shares exercisable at $4.50 per share, the fair market value on the date of grant. The options expire 61 months from the date of grant. The exercise price may be paid in cash, common stock of the Company or a combination thereof. All of the options were outstanding at September 28, 1996, however, none are currently exercisable.

     The Company applies APB Opinion 25 and related
Interpretations in accounting for its stock options.
Accordingly, no compensation cost has been recognized for the foregoing options. Had compensation cost for these options been determined using the Black-Scholes option-pricing model described in FASB Statement 123, the Company would have recorded aggregate compensation expense of approximately $490,100 which would be expensed at the rate of 20% per annum over the option's vesting period. The assumptions used in the option-pricing model include a risk-free interest rate of 6.7%, expected life of 3 years and ten months and expected volatility of 39.25%.

     The Company's backlog of orders at October 15, 1996 was approximately $67,167,000 as compared to $77,670,000 in the prior year. A change in the buying patterns of our customers, a planned reduction in the current year sales of approximately 10% and a change in product mix have caused this reduction in the backlog. Management believes that the sales to date, the order backlog and anticipated new orders will be sufficient to meet the sales goals for the Company.

     Management believes that the credit available under the new credit facility together with the cash expected to be generated from operations, is adequate to meet the Company's financing requirements for the foreseeable future.

Impact of Inflation

     General inflation in the economy has increased operating expenses of most businesses. The Company has provided compensation increases generally in line with the inflation rate and incurred higher prices for materials , goods and services. The Company continuously seeks methods of reducing costs and streamlining operations while maximizing efficiency through improved internal operating procedures and controls. While the Company is subject to inflation as described above, management believes that inflation currently does not have a material effect on the Company's operating results, but there can be no assurance that this will continue to be so in the future.

Accounting Changes

     In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed of. SFAS No. 121 is effective for financial statements for fiscal years beginning after December 15, 1995; therefore, the Company adopted SFAS No. 121 in the first quarter of fiscal 1996 and the effect is not material.

I-11

                          SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of l934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

                          HAMPTON INDUSTRIES, INC.
                          Registrant

                          S/STEVEN FUCHS
                          -----------------------
                          Steven Fuchs, President


                          S/ROBERT J. STIEHL, JR.
                          -----------------------
                          Robert J. Stiehl, Jr.,
                          Executive Vice President - Operations
                          and Chief Financial Officer

                          Date: October 24, 1996